UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 1)

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PENWEST PHARMACEUTICALS CO.
(Name of Registrant as Specified In Its Charter)

TANG CAPITAL PARTNERS, LP
TANG CAPITAL MANAGEMENT, LLC
KEVIN C. TANG
PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.
PERCEPTIVE ADVISORS LLC
JOSEPH EDELMAN
ANDREW D. LEVIN, M.D., PH.D.

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
 DATED MARCH 30, 2009
ANNUAL MEETING
 OF
 THE SHAREHOLDERS OF PENWEST PHARMACEUTICALS CO.

PROXY STATEMENT
 OF
TANG CAPITAL PARTNERS, LP
AND
PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.

To Our Fellow Penwest Pharmaceuticals Co. Shareholders:

                 This Proxy Statement and the accompanying GOLD proxy card are being furnished to shareholders of Penwest Pharmaceuticals Co. (the “Company” or “Penwest”) in connection with the solicitation of proxies by Tang Capital Partners, LP, a Delaware limited partnership (“Tang Capital”) and Perceptive Life Sciences Master Fund Ltd., a Cayman Islands Company (“Perceptive” and, together with Tang Capital, sometimes referred to herein as “we”, “us” or “our”), to be used at the 2009 Annual Meeting of Shareholders of Penwest (the “Annual Meeting”), and at any adjournments or postponements thereof. The Company has announced that the Annual Meeting will be held at • local time on Wednesday, June 10, 2009, at •.  Penwest has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as •, 2009 (the “Record Date”). Shareholders of record as of the close of business on the Record Date are entitled to vote at the Annual Meeting. This Proxy Statement and the GOLD proxy card are first being furnished to Penwest shareholders on or about [April •], 2009.

Tang Capital and Perceptive are soliciting your proxy for the Annual Meeting to:

1. Elect to the board of directors of the Company (the “Board” or “ Board of Directors”) Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. (each a “Nominee” and collectively, the “Nominees”).  All of the Nominees have consented to serve as directors if elected.

2.  Amend and restate Section 2.1 of the Company’s Amended and Restated Bylaws (the “Bylaws”) to set April 30th as the date for all future annual meetings of the shareholders or, if April 30th is not a business day, on the first business day following April 30th.

3.  Amend Article III of the Bylaws to include a requirement that certain actions of the Board require supermajority approval of the Board.

4.  Approve a resolution of the shareholders of the Company requesting that the Board promptly take all necessary action to wind down substantially all of the Company’s operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

Tang Capital and Perceptive intend to deliver a proxy statement and form of proxy to holders of, in the case of Proposals 2, 3 and 4, at least the percentage of the Company's voting shares required under applicable law to carry such proposals and, in the case of the Nominees, a sufficient number of holders of the Company's voting shares to elect the Nominees.

PLEASE DO NOT SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, YOU MAY REVOKE THAT PROXY BY SIGNING, DATING AND RETURNING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “RECORD DATE AND VOTING” BELOW.

IMPORTANT
YOUR VOTE IS EXTREMELY IMPORTANT, REGARDLESS OF WHETHER YOU OWN ONE SHARE OR MANY SHARES. TANG CAPITAL AND PERCEPTIVE URGE YOU TO COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY!

What you need to do now

Your vote is extremely important, regardless of whether you own one share or many shares. Tang Capital and Perceptive urge you to complete, sign, date and return the enclosed GOLD proxy card today!

•
If your shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Tang Capital and Perceptive, c/o The Altman Group , in the enclosed postage-paid envelope today.

•
If you have previously signed and returned a white proxy card to the Company, you have the right to change your vote. Only your latest dated proxy card will count at the Annual Meeting. To revoke any white proxy card you have already sent to the Company, please sign, date and mail the enclosed GOLD proxy card to Tang Capital and Perceptive, c/o The Altman Group , in the enclosed postage-paid envelope today. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to The Altman Group at the address listed below, or by voting in person at the Annual Meeting.

•
If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card on your behalf.  Tang Capital and Perceptive urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of those instructions to Tang Capital and Perceptive, c/o The Altman Group, at the address set forth below and on the back cover of this Proxy Statement, so that we are aware of your instructions and can attempt to ensure that they are followed.

•	If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of our proxy materials, please call The Altman Group at the phone numbers listed below.

The Altman Group, Inc.
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ  07071
Banks & Brokers call: (201) 806-2214
Shareholders call:  (866) 620-8437

BACKGROUND AND REASONS FOR THE SOLICITATION

Tang Capital and Perceptive have engaged in discussions with the Company and the Board with regards to the strategic direction of the Company.  We believe that in order to maximize value for all shareholders, the Board must take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company’s operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.  Additionally, we believe that the shareholders of the Company should amend the Bylaws in order to make it more likely that our nominees can be, if elected, an integral part of the Board.

On January 12, 2009, Tang Capital and Perceptive delivered a letter (the “Letter”) to the Nominating and Governance Committee of the Company recommending Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. as nominees for election to the Board at the Annual Meeting. On the same date, Tang Capital and Perceptive also delivered a notice (the “ Notice ”) to the Company of our intention to, among other things, nominate Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. for election to the Board. On March 30, 2009, Tang Capital and Perceptive delivered a second notice to the Company to inform the Company of our intention to bring the shareholder resolutions described in this Proxy Statement for a vote of the shareholders at the Annual Meeting.

Since delivery of the Letter and Notice, the Board has failed to engage in a dialogue with Tang Capital or Perceptive on the merits of our recommendations.  Tang Capital and Perceptive therefore decided to embark on this solicitation of proxies to elect the Nominees and approve the resolutions described herein. Tang Capital and Perceptive believe that the Nominees possess the skills and experience necessary to effectively govern management and assist it in developing future strategic plans. See the information under the heading “Proposal 1 – Election of Directors” beginning on page • for additional information about the Nominees.  Further, Tang Capital and Perceptive believe that the proposed resolutions are the best way to (i) ensure that the Nominees can, if elected, be active and engaged members of the Board, and (ii) let the Board know what the shareholders consider to be the best direction for the future of the Company in a manner that is quantitative, clear, and indisputable.

SHARES OUTSTANDING AND VOTING RIGHTS

Only holders of Common Stock of record at the close of business on • (the “Record Date”) are entitled to notice of and to vote at the Annual Meeting. Shareholders who sell shares of Common Stock before the Record Date may not vote such shares at the Annual Meeting.  In addition, shareholders who acquire shares of Common Stock after the Record Date may not vote such shares at the Annual Meeting unless those shareholders obtain a proxy to vote such shares from the shareholder of record on the Record Date.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date.  Holders of record of the Company’s Common Stock on the Record Date are entitled to one vote per share at the Annual Meeting on each proposal.

As of March 30, 2009, Tang Capital and Perceptive, together with our affiliates, beneficially own an aggregate of 13,172,044 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which represents approximately 41.5% of the shares of Common Stock outstanding as of March 10, 2009. References to the percentages of shares of Common Stock outstanding held by Tang Capital and Perceptive in this Proxy Statement are based on the 31,719,442 shares of Common Stock outstanding as of March 10, 2009, as reflected in the Company’s Annual Report for the period ending on December 31, 2008, and filed with the Securities and Exchange Commission (“SEC”) on Form 10-K on March 16, 2009 (the “2008 10-K”).  Tang Capital and Perceptive intend to vote all of our shares FOR the election of the Nominees and FOR the other proposals set forth in this Proxy Statement.

VOTING AND PROXY PROCEDURE

Quorum

The conduct of business at the Annual Meeting requires a quorum. According to the Bylaws, the holders of a majority of all of the shares of stock entitled to vote at the Annual Meeting, present in person or by proxy, shall constitute a quorum for all purposes. Under applicable law, abstentions and “broker non-votes” count toward the quorum. A “broker non-vote” occurs when shares held of record by a bank, broker or other holder of record for a beneficial owner are deemed present at the meeting for purposes of a quorum but are not voted on a particular proposal because that record holder does not have discretionary voting power for that particular proposal and has not received voting instructions from the beneficial owner on how to vote on such proposal.

Proposal 1: Election of Directors

The three nominees for election to the Board who receive the most votes cast in favor of their election at the Annual Meeting (also known as a “plurality” of the votes) will be elected. Abstentions, broker non-votes and withheld votes will have no effect on the outcome of director elections.

With respect to Proposal 1, the accompanying GOLD proxy card will be voted in accordance with the shareholder’s instructions on such GOLD proxy card.  Shareholders may vote for the Nominees by marking the proper boxes on the GOLD proxy card.  If no instructions are given with respect to this item, the GOLD proxy card will be voted FOR all Nominees.

Proposal 2: Approval of Shareholder Resolution to Amend and Restate Section 2.1 of the Bylaws

The affirmative vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote is required to approve the shareholder resolution that is Proposal 2.  Shares will not be voted in favor of Proposal 2 and will not be counted as voting on Proposal 2 (1) if the holder of the shares abstains from voting on a the proposal, or (2) if the shares are broker non-votes. As a result, withheld shares, abstentions and broker non-votes will have no effect on the outcome of voting on Proposal 2.

With respect to Proposal 2, the accompanying GOLD proxy card will be voted in accordance with the shareholder’s instructions on such GOLD proxy card.  Shareholders may vote on the approval of the shareholder resolution by marking the proper box on the GOLD proxy card.  If no instructions are given with respect to this item, the GOLD proxy card will be voted FOR Proposal 2.

Proposal 3: Approval of Shareholder Resolution to Amend Article III of the Bylaws

The affirmative vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote is required to approve the shareholder resolution that is Proposal 3.  Shares will not be voted in favor of Proposal 3 and will not be counted as voting on Proposal 3 (1) if the holder of the shares abstains from voting on a the proposal, or (2) if the shares are broker non-votes. As a result, withheld shares, abstentions and broker non-votes will have no effect on the outcome of voting on Proposal 3.

With respect to Proposal 3, the accompanying GOLD proxy card will be voted in accordance with the shareholder’s instructions on such GOLD proxy card.  Shareholders may vote on the approval of the shareholder resolution by marking the proper box on the GOLD proxy card.  If no instructions are given with respect to this item, the GOLD proxy card will be voted FOR Proposal 3.

Proposal 4: Approval of Shareholder Resolution

Proposal 4 will be approved by the stockholders if the votes cast FOR Proposal 4 exceed the votes cast AGAINST Proposal 4.  Abstentions and broker non-votes will have no effect on the outcome of the vote on Proposal 4.

With respect to Proposal 4, the accompanying GOLD proxy card will be voted in accordance with the shareholder’s instructions on such GOLD proxy card.  Shareholders may vote on the approval of the shareholder resolution by marking the proper box on the GOLD proxy card.  If no instructions are given with respect to this item, the GOLD proxy card will be voted FOR Proposal 4.

Proposal 5: Ratification of Selection of Auditors

Based on information contained in the Company’s proxy statement for the 2008 annual meeting of shareholders, filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2008 (the “2008 Proxy Statement”), it is expected that, at the Annual Meeting, shareholders will be asked to ratify the appointment by the Board of Ernst & Young LLP as the independent auditors of the Company for the year 2009.  We are not making any recommendation on this proposal.  Please refer to the Company’s proxy statement for the Annual Meeting, when available, for a more detailed discussion of this proposal.

The affirmative vote of a majority of the votes present or represented by proxy and voting on the proposal is required to ratify the selection of independent auditors.  Shares will not be voted in favor of Proposal 5 and will not be counted as voting on Proposal 5 (1) if the holder of the shares abstains from voting on a the proposal, or (2) if the shares are broker non-votes. As a result, withheld shares, abstentions and broker non-votes will have no effect on the outcome on the ratification of the selection of independent auditors.

With respect to Proposal 5, the accompanying GOLD proxy card will be voted in accordance with the shareholder’s instructions on such GOLD proxy card. Shareholders may vote on the ratification of the appointment of Ernst & Young LLP by marking the proper box on the GOLD proxy card. If no instructions are given with respect to this item, you will be deemed to have given a direction to ABSTAIN from voting the shares represented by the GOLD proxy card with respect to the ratification of the appointment of Ernst & Young LLP.

Revocation of Proxies

Shareholders of the Company may revoke their proxies at any time prior to the vote at the Annual Meeting by attending the Annual Meeting and voting the shares held in their name, or by voting shares pursuant to a “legal proxy” from their nominee holder, in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a properly completed and subsequently dated proxy will also constitute a revocation of any earlier dated proxy.  Written notices of revocation may be delivered either to Tang Capital and Perceptive, c/o The Altman Group, their proxy solicitor, at its address set forth on the back cover of this Proxy Statement, or to the Company at Penwest Pharmaceuticals Co., 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810, or any other address provided for the purpose of revoking proxies by the Company.  Although a written notice of revocation is effective if delivered to the Company, Tang Capital and Perceptive request that either the original or photostatic copies of all written notices of revocation be mailed to Tang Capital and Perceptive in care of our proxy solicitor at the address set forth on the back cover of the Proxy Statement so that Tang Capital and Perceptive will be aware of all revocations.  Additionally, The Altman Group may use this information to contact shareholders who have revoked their proxies in order to solicit later dated GOLD proxies for the election of the Nominees and the other proposals set forth herein.

Other Matters To Be Considered At The Annual Meeting

Except as set forth above, we are not aware of any matters to be brought before the Annual Meeting. Should other matters properly be brought before the Annual Meeting, the attached GOLD proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares represented by properly executed, but unmarked, GOLD proxy cards will be voted at the Annual Meeting as marked and will be voted as follows:
•	FOR the election of the Nominees to the Board;
•	FOR Proposal 2 ;
•	FOR Proposal 3;
•	FOR Proposal 4;
•	ABSTAIN from Proposal 5; and,
•	In the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting.

INFORMATION ABOUT PARTICIPANTS IN THE SOLICITATION

Tang Capital, Tang Capital Management LLC, Perceptive, Perceptive Advisors LLC, Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. are participants (collectively, the “Participants”) in the solicitation of proxies for the Annual Meeting. Information concerning the Participants, including information related to all transactions by the Participants in the Company’s securities within the past two years, is set forth in Annex A to this proxy statement.

The business address of Tang Capital, Tang Capital Management LLC, Kevin C. Tang and Andrew D. Levin M.D., Ph.D. is 4401 Eastgate Mall, San Diego, California, 92121.

The business address of Perceptive, Perceptive Advisors LLC and Joseph Edelman is 499 Park Avenue, 25th Floor, New York, New York, 10022.

Except as set forth in this Proxy Statement (including the Annexes hereto), to the best of Tang Capital’s and Perceptive’s knowledge:

•	during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

•	no Participant directly or indirectly beneficially owns any securities of the Company;

•	no Participant owns any securities of the Company which are owned of record but not beneficially;

•	no Participant has purchased or sold any securities of the Company during the past two years;

•
no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

•
no Participant is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies;

•	no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company;

•	no Participant owns beneficially, directly or indirectly, any securities of a parent or subsidiary of the Company;

•
no Participant or any of its immediate family members, associates or associates’ immediate family members were a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000;

•	no Participant or any associate of a Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries;

•
no Participant or any of its immediate family members, associates or associates’ immediate family member have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and

•
no person, including the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any manner to be acted on at the Annual Meeting.

PROPOSAL 1 – ELECTION OF DIRECTORS

Tang Capital and Perceptive are seeking your support at the Annual Meeting to elect the Nominees.  The Penwest Board of Directors is currently composed of nine directors, three of which have terms that will expire at the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to elect the Nominees. Under Penwest’s Amended and Restated Articles of Incorporation (the “Charter”) and Bylaws, the directors elected at the Annual Meeting will serve in such capacity for a three-year term expiring at the 2012 Annual Meeting of Shareholders and will remain in office until their successors have been duly elected and qualified, or until their earlier death, resignation or removal.

Tang Capital and Perceptive have nominated three individuals to serve as directors of the Company.  Set forth below are the name, age, present principal occupation, employment history and directorships of publicly held companies of each of the Nominees for at least the past five years. The business address of each of the Nominees is listed in Annex A under “Information Regarding the Participants in the Solicitation.” None of the entities referenced in Annex A is a parent or a subsidiary of the Company, and none of the Nominees currently holds any position or office with the Company or has ever served previously as a director of the Company.  To the best of Tang Capital’s and Perceptive’s knowledge, no Nominee has any family relationship with any current or former director or executive officer of the Company or a person nominated or chosen by the Company to be a director or executive officer of the Company.  Except as set forth above or as otherwise set forth in this Proxy Statement, there is no other arrangement or understanding between any Nominee and any other person pursuant to which he was or is to be selected as a Nominee or director. No Nominee is involved in any material pending legal proceeding with respect to the Company.

Each of the Nominees is independent from the Company in accordance with the SEC and Nasdaq stock market rules on board independence. Each of the Nominees has consented to serve as a director of the Company and to be named in this Proxy Statement as our nominee. The Nominees have advised us that, if elected, they are committed to acting in the best interests of the Company’s shareholders and we believe they will perform their duties diligently and promptly.

		Present Principal Occupation, Five Year Employment
Name	Age	History and Public Company Directorships
Kevin C. Tang	42
Kevin C. Tang is the Managing Director of Tang Capital Management, LLC, an investment firm focused on the health care industry that he founded in August 2002.  From September 1993 to July 2001, Mr. Tang held various positions at Deutsche Banc Alex. Brown, Inc., an investment banking firm, most recently serving as Managing Director and head of the firm’s life sciences research group.  Mr. Tang currently serves as a director of Ardea Biosciences, Inc. and A.P. Pharma, Inc. and serves on the board of two privately held companies.  Mr. Tang received his B.S. degree in Psychology from Duke University in 1989 .

Joseph Edelman	53
Joseph Edelman is the Chief Executive Officer and Portfolio Manager of Perceptive Advisors LLC, an investment firm focused on health care with a particular emphasis on biotechnology companies.  He founded the firm in 1999.  Prior to that he was Senior Analyst at Paramount Capital from 1994 to 1999, and was the Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994.  Mr. Edelman received his B.A. in Psychology from the University of California, San Diego in 1979 , and an M.B.A. in Marketing from New York University in 1989 .

Andrew D. Levin, M.D., Ph.D.	32
Andrew D. Levin, M.D., Ph.D. has served as a Principal at Tang Capital Management, LLC, an investment firm focused on the health care industry, since April 2008.  From July 2007 to April 2008, Dr. Levin served as a Business Development Manager at Genzyme Corporation, a pharmaceutical company.  Prior to July 2007,  Dr. Levin received a B.S.E. degree in Mechanical Engineering from Princeton University in 1999 , a Ph.D. in Bioengineering from the Massachusetts Institute of Technology in 2005 and an M.D. from Harvard Medical School in 2007 .

Under Washington corporate law, the Board is charged with the management of the Company, including determining its strategic direction. Tang Capital and Perceptive believe, therefore, that if the Nominees are elected they would be in a position, as directors of the Company, to influence the strategic direction of the Company in accordance with their fiduciary duties.

The Nominees will constitute a minority of the Board if they are elected and, therefore, even if they vote in a coordinated manner, will not be able to cause the adoption of any measure without the support of other members of the Board.  Depending on the responsiveness of the Board to any proposals or initiatives presented by the Nominees, Tang Capital or Perceptive may seek to nominate additional directors to the Board at the 2010 annual meeting if Tang Capital or Perceptive believe that additional representation on the Board would make its efforts more effective.

Tang Capital and Perceptive reserve the right to nominate additional persons if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to this paragraph are without prejudice to the position of Tang Capital and Perceptive that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve would be inappropriate. In the event that any additional person is nominated by us as a result of any increase in the size of the current Board or increase in the number of directors whose terms expire at the Annual Meeting then such person will be named and information regarding such person will be provided to shareholders in a proxy supplement and revised proxy card disseminated at that time.

Arrangements and Understandings with the Nominees

The beneficial ownership of Common Stock of the Nominees is set forth below on Annex A under the heading “Information Regarding the Participants in the Solicitation”.  Except as set forth in this Proxy Statement, none of the Nominees has any contract, arrangement or understanding with the Company, or any financial interest concerning the Company other than their financial interests in the value of the Common Stock as set forth on Annex A.

The Nominees will not receive any compensation from either Tang Capital or Perceptive for their services as directors of the Company.  Tang Capital Management, LLC is the general partner of Tang Capital.  Kevin C. Tang is the Managing Director of Tang Capital Management, LLC.  Andrew D. Levin, M.D., Ph.D. is a Principal at Tang Capital Management LLC.  Pursuant to such employment, Dr. Levin is a participant in a deferred compensation plan, and the value of his plan account is indexed to the performance of Tang Capital, which includes Common Stock.  Perceptive Advisors LLC is the investment manager of Perceptive.  Joseph Edelman is the Managing Member of Perceptive Advisors LLC.  Tang Capital and Perceptive have verbally agreed to equally share the costs and expenses incurred in connection with the solicitation of proxies to be used at the Annual Meeting and in connection with other actions related to the Company.  Other than pursuant to the foregoing relationships and the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting there exists no agreement, arrangement or understanding with respect to the Nominees between or among Tang Capital and Perceptive and the Nominees, any of their respective affiliates or associates, or any others acting in concert with the foregoing.  However, each of Tang Capital and Perceptive may be deemed to have an arrangement or understanding with respect to the voting or investment control of the Common Stock held by such individuals and entities.

       WE STRONGLY URGE YOU TO VOTE FOR THE ABOVE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED WITH THIS PROXY STATEMENT. IF YOU SIGN THE ENCLOSED GOLD PROXY CARD WITHOUT INDICATING YOUR VOTE, YOU WILL BE DEEMED TO HAVE DIRECTED THE APPOINTED PROXIES TO VOTE YOUR SHARES FOR THE ELECTION OF ALL OF THE NOMINEES. IF YOU HAVE ALREADY RETURNED A PROXY CARD FURNISHED BY COMPANY MANAGEMENT TO THE COMPANY, SUBMITTING A GOLD PROXY WITH A LATER DATE WILL REVOKE THE EARLIER PROXY.

PROPOSAL 2 – AMENDMENT AND RESTATEMENT OF SECTION 2.1 OF THE BYLAWS

Tang Capital and Perceptive believe that it is in the best interest of the Company and its shareholders to amend Section 2.1 of the Bylaws in order to set the date of each annual meeting of shareholders on or about April 30th.  This amendment will provide certainty as to the date of future annual meetings and, we believe, will improve corporate governance by removing the Board’s ability to change the date of the annual meeting in ways that may be detrimental to shareholder rights.

Tang Capital and Perceptive are seeking your support at the Annual Meeting to approve the following resolution of the shareholders:

Now, Therefore, Be It Resolved, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the “Company”), the shareholders of the Company hereby amend and restate Section 2.1 of the Company’s bylaws in its entirety to read as follows:

“SECTION 2.1.  ANNUAL MEETING.  An annual meeting of shareholders shall be held for the purpose of electing directors and for the transaction of such other business as may come before the meeting.  Notwithstanding anything in these Bylaws to the contrary, with respect to each annual meeting of shareholders held after calendar year 2009, each such annual meeting shall be held on April 30th or, if April 30th is not a business day, on the first business day following April 30th.  The hour of each annual meeting shall be determined by the board of directors.

This Section 2.1 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon.  The Board of Directors may not take any independent action to amend or repeal this Section 2.1 and any attempt by the Board of Directors to amend or repeal this Section 2.1 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be deemed invalid.”

None of the Participants has any contract, arrangement or understanding with the Company, or any financial interest concerning Proposal 2 other than their financial interests in the value of the Common Stock as set forth on Annex A.  Tang Capital, Perceptive or their affiliates may consider nominating additional individuals for election to the Board at the 2010 annual meeting of shareholders of the Company or any other meeting of shareholders at which directors are to be elected.

Pursuant to the Revised Code of Washington (“RCW”) 23B.10,200(2), shareholders may amend or repeal the Bylaws or adopt new bylaws.  Pursuant to RCW 23B.10.200(1) the Board may amend or repeal the Bylaws unless the shareholders, in amending a particular bylaw, provide expressly that the Board may not amend or repeal that bylaw.

Pursuant to Article 9 of the Charter and Article XI of the Bylaws, the Company’s shareholders have the power to adopt, amend or repeal the Bylaws.

WE STRONGLY URGE YOU TO VOTE FOR THE ABOVE RESOLUTION BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED WITH THIS PROXY STATEMENT. IF YOU SIGN THE ENCLOSED GOLD PROXY CARD WITHOUT INDICATING YOUR VOTE, YOU WILL BE DEEMED TO HAVE DIRECTED THE APPOINTED PROXIES TO VOTE YOUR SHARES FOR THE PROPOSAL. IF YOU HAVE ALREADY RETURNED A PROXY CARD FURNISHED BY COMPANY MANAGEMENT TO THE COMPANY, SUBMITTING A GOLD PROXY WITH A LATER DATE WILL REVOKE THE EARLIER PROXY.

PROPOSAL 3 – AMENDMENT OF ARTICLE III OF THE BYLAWS

Tang Capital and Perceptive believe it is in the best interest of the Company and its shareholders to take measures to ensure that our nominees for election to the Board (the “Nominees”), if elected, are involved in certain critical matters related to the management of the Company.  We believe that, so long as Penwest’s Board is a classified board, it is necessary to require a supermajority approval by the Board for certain key decisions or else risk having the Nominees completely shut out from Board decisions and unable to influence the Company to take actions that are in the interests of the shareholders. Therefore, Tang Capital and Perceptive are seeking your support at the Annual Meeting to approve the following resolution of the shareholders:

Now, Therefore, Be It Resolved, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the “Company”), the shareholders of the Company hereby amend the Company’s bylaws to insert the following provision in Article III:

“SECTION 3.15.  SUPERMAJORITY BOARD APPROVAL.  Notwithstanding anything in these Bylaws to the contrary (including, without limitation, Section 3.6 of these Bylaws), but subject to any provision of the corporation’s Articles of Incorporation and any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, until the date of the first annual meeting of shareholders following the declassification of the board of directors, such that every member of the board of directors is subject to election at the annual meeting of shareholders, the board of directors shall not take any of the following actions, and shall not delegate to any officer, employee or agent of the corporation the authority to take any such actions, without the approval of 75% or more of the directors then in office, unless such action has been approved by the vote of shareholders holding at least a majority of the outstanding shares entitled to vote thereon:

(a)           Authorizing, issuing, selling or transferring, or amending the terms of, any securities of the corporation or any subsidiary of the corporation (including, without limitation, any class or series of capital stock of the corporation or any right, warrant or option to purchase any such stock) other than taking action to redeem, revoke or otherwise terminate a shareholder rights plan or similar arrangement (a “poison pill”);

(b)           Increasing the size of the board of directors to a number greater than nine directors;

(c)           Authorizing or approving the annual budget of the corporation or any changes thereto;

(d)           Initiating research and development activities pertaining to any new or existing programs of the corporation involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000 or entering into any other contract or agreement involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000;

(e)           Hiring any officer of the corporation or any employee who, following such employee’s retention, would be one of the ten employees who receives the greatest amount of annual salary paid by the corporation;

(f)            Entering into or agreeing to any severance, separation, change in control or similar agreements with employees or directors of the Company, or amending the same; or

(g)           Engaging in, or agreeing or committing to engage in, any action or transaction involving the acquisition, transfer, encumbrance, pledge, loan or other disposition, directly or indirectly, of any assets of the corporation or any interest therein with a value in excess of $500,000 (or a series of related transactions that, in the aggregate, have a value in excess of such amount), other than actions or transactions in the ordinary course of business; or

(h)           Authorizing or approving any changes to director compensation.

Notwithstanding anything to the contrary in these Bylaws (including, without limitation, Section 3.10 of these Bylaws) or any committee charter or resolution adopted by the Board of Directors prior to adoption of this Section 3.15, but subject to any requirement of the corporation’s Articles of Incorporation or any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, no committee of the board of directors shall exercise the power and authority of the board of directors with respect to any action that requires the supermajority approval of the directors in accordance with this Section 3.15.  The foregoing provisions of this Section 3.15 will not affect the validity of any agreement between the corporation and any other party or parties if such agreement was approved by the corporation prior to the adoption of this Section 3.15.

This Section 3.15 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon.  The board of directors may not take any independent action to amend or repeal this Section 3.15 and any attempt by the board of directors to amend or repeal this Section 3.15 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be invalid.”

None of the Participants has any contract, arrangement or understanding with the Company, or any financial interest concerning Proposal 3 other than their financial interests in the value of the Common Stock as set forth on Annex A.  If adopted, Proposal 3 will allow the Nominees, if elected, to have greater influence on actions of the Board.  As shareholders of the Company, Tang Capital and Perceptive will share equally with the other shareholders in the benefits expected to arise from Proposal 3, particularly if it results in the Company being more receptive to future recommendations and proposals from shareholders.  Additionally, Tang Capital and Perceptive may receive unique benefits if Proposal 3 is approved by the shareholders and the Nominees are elected at the Annual Meeting.  Such unique benefits will, if realized, result from (1) the fact that the Board will not be able to take certain actions without the support of at least one director elected at the Annual Meeting and (2) the combined effect of individual directors having more influence over actions of the Board and the fact that the Nominees are principals within our respective organizations and may be more receptive to our suggestions in the exertion of such influence than any of the members of the Board that are not affiliated with us.  Specifically, Mr. Tang, a Nominee, is the Managing Director of Tang Capital Management, LLC, the general partner of Tang Capital, Dr. Levin, a Nominee, is a Principal of Tang Capital Management, LLC, and Mr. Edelman, a Nominee, is the Managing Member of Perceptive Advisors LLC, the investment manager to Perceptive.

Pursuant to the RCW 23B.10,200(2), shareholders may amend or repeal the Bylaws or adopt new bylaws.  Pursuant to RCW 23B.10.200(1) the Board may amend or repeal the Bylaws unless the shareholders, in amending a particular bylaw, provide expressly that the Board may not amend or repeal that bylaw.

Pursuant to Article 9 of the Charter and Article XI of the Bylaws, the Company’s shareholders have the power to adopt, amend or repeal the Bylaws.

WE STRONGLY URGE YOU TO VOTE FOR THE ABOVE RESOLUTION BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED WITH THIS PROXY STATEMENT. IF YOU SIGN THE ENCLOSED GOLD PROXY CARD WITHOUT INDICATING YOUR VOTE, YOU WILL BE DEEMED TO HAVE DIRECTED THE APPOINTED PROXIES TO VOTE YOUR SHARES FOR THE PROPOSAL. IF YOU HAVE ALREADY RETURNED A PROXY CARD FURNISHED BY COMPANY MANAGEMENT TO THE COMPANY, SUBMITTING A GOLD PROXY WITH A LATER DATE WILL REVOKE THE EARLIER PROXY.

PROPOSAL 4 – APPROVAL OF SHAREHOLDER RESOLUTION REGARDING CORPORATE DIRECTION

Tang Capital and Perceptive believe that, in order to maximize value for all shareholders, the Board must take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company’s operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.  We are proposing this Proposal 4 so that the Company may know what the shareholders consider to be the best direction for the future of the Company in a manner that is quantitative, clear, and indisputable.

According to the Company, as reflected in the 2008 10-K:

“Opana® ER is an extended release formulation of oxymorphone hydrochloride that we developed with Endo Pharmaceuticals Inc., or Endo, using our proprietary TIMERx ®  drug delivery technology. Opana ER was approved by the United States Food and Drug Administration, or FDA, in June 2006 for twice-a-day dosing in patients with moderate to severe pain requiring continuous, around-the-clock opioid therapy for an extended period of time and is being marketed by Endo in the United States.”

“Under the terms of the agreement:

·
Endo has agreed to pay the Company royalties on U.S. sales of Opana ER calculated based on a royalty rate starting at 22% of annual net sales of the product up to $150 million of annual net sales, with the royalty rate then increasing, based on agreed-upon levels of annual net sales achieved, from 25% up to a maximum of 30%.

·
No royalty payments were due to the Company for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006 (the “Royalty Holiday”). In the third quarter of 2008, this Royalty Holiday ended. The Company recognized royalties from Endo related to sales of Opana ER in the amount of $5.0 million for 2008.

·
The Company’s share of the development costs for Opana ER that it opted out of funding in April 2003 totaled $28 million and will be recouped by Endo through a temporary 50% reduction in royalties. Commencing in the third quarter of 2008, the Company began to receive reduced royalty payments from Endo, with such temporary reductions to continue until the $28 million is fully recouped. As of December 31, 2008, $5.0 million of the $28 million has been recouped by Endo.

·	Endo will pay the Company a percentage of any sublicense income it receives and milestone payments of up to $90 million based upon the achievement of agreed-upon annual net sales thresholds.”

Tang Capital and Perceptive believe that the royalty stream related to Opana ER is the Company’s most valuable asset.  We also believe that the use of the funds received by the Company from this source to pursue other development projects will provide a smaller return to the shareholders than simply retaining such funds for ultimate distribution to the shareholders.  Accordingly, Tang Capital and Perceptive are seeking your support at the Annual Meeting to approve the following resolution of the shareholders:

Now, Therefore, Be It Resolved, that the shareholders of the Company hereby request that the Board of Directors of the Company take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company’s operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

By approving this Proposal 4, the shareholders can communicate to the Board their desire regarding the direction of the Company.  However, this Proposal 4 is an advisory proposal.  The Board will not be required to take the actions urged in the proposal even if it is approved by the required vote of shareholders.

None of the Participants have any contract, arrangement or understanding with the Company, or any financial interest concerning Proposal 4 other than their financial interests in the value of the Common Stock as set forth on Annex A.

WE STRONGLY URGE YOU TO VOTE FOR THE ABOVE RESOLUTION BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED WITH THIS PROXY STATEMENT. IF YOU SIGN THE ENCLOSED GOLD PROXY CARD WITHOUT INDICATING YOUR VOTE, YOU WILL BE DEEMED TO HAVE DIRECTED THE APPOINTED PROXIES TO VOTE YOUR SHARES FOR THE PROPOSAL. IF YOU HAVE ALREADY RETURNED A PROXY CARD FURNISHED BY COMPANY MANAGEMENT TO THE COMPANY, SUBMITTING A GOLD PROXY WITH A LATER DATE WILL REVOKE THE EARLIER PROXY.

SOLICITATION OF PROXIES

                Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means.

                Tang Capital and Perceptive have entered into an agreement with The Altman Group for solicitation and advisory services in connection with this solicitation, for which The Altman Group will receive a fee not to exceed $•, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The Altman Group will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Tang Capital and Perceptive will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Tang Capital and Perceptive will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that The Altman Group will employ approximately • persons to solicit the Company’s shareholders for the Annual Meeting.

                Tang Capital and Perceptive will pay the cost of its solicitation of proxies at the Annual Meeting, including the cost of preparing, assembling and mailing this proxy material to shareholders. If our solicitation is successful and any or all Nominees are elected to the Board, Tang Capital and Perceptive may, without seeking further approval by the Company’s shareholders, seek reimbursement of our solicitation expenses from the Company. Tang Capital’s and Perceptive’s regular full-time employees may solicit proxies during the course of their ordinary employment and will not receive any additional compensation.

                Tang Capital and Perceptive have incurred costs for legal counsel and other services related to this solicitation. The total cost of this solicitation as of •, 2009 was approximately $•; Tang Capital and Perceptive estimate that the final cost of the solicitation will be approximately $•.

INFORMATION CONTAINED IN THE COMPANY PROXY STATEMENT

Tang Capital and Perceptive have omitted from this proxy statement certain information regarding the Company that may be deemed to be required by applicable law and that is included in the Company’s proxy statement for the Annual Meeting. This information includes, among other things:

•	Information relating to the ownership of Company securities by certain beneficial owners and management;

•	Information regarding the procedures for submitting shareholder proposals and director nominations and for consideration of shareholder proposals for inclusion in the Company’s proxy materials;

•
Information required under Item 407 of Regulation S-K of the Securities Act of 1933, as amended, regarding Director Independence, Board Meetings, Committees, Annual Meeting attendance, and Shareholder Communications;

•	Information regarding the Company’s directors, including its nominees for election at the Annual Meeting; and

•	Information regarding the Company’s compensation policies and compensation paid or payable to directors and executive officers.

Shareholders should refer to the Company’s proxy statement to review the Company’s disclosures with respect to these matters. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Tang Capital and Perceptive did not prepare the Company’s proxy statement or the Company’s other SEC filings and do not have first hand knowledge of, or any way to independently verify the accuracy or completeness of, the information contained therein.

The Company is subject to the periodic reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the SEC’s Website (http://www.sec.gov).

ADDITIONAL INFORMATION

The principal business address of the Company is 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810. The Company’s telephone number is (845) 878-8400.

PLEASE VOTE FOR OUR NOMINEES AND PROPOSALS BY SIGNING, DATING AND RETURNING A
GOLD PROXY CARD TODAY!

Sincerely,

Tang Capital Partners, LP
by: Tang Capital Management, LLC, its general partner

/s/ Kevin C. Tang
Kevin C. Tang
Managing Director

Perceptive Life Sciences Master Fund Ltd.
by: Perceptive Advisors LLC, its investment manager

/s/ Joseph Edelman
Joseph Edelman
Managing Member

ANNEX A

INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION

Tang Capital and its Affiliates

Tang Capital is a participant in this solicitation. As of the Record Date and April •, 2009, the approximate date on which this Proxy Statement and the GOLD proxy card are being mailed to shareholders, Tang Capital is the beneficial owner of 6,396,598 shares of Common Stock, 100 shares of which are held of record by Tang Capital and which represents approximately 20.2% of the Common Stock issued and outstanding.

Tang Capital Management, LLC, as the general partner of Tang Capital, may be deemed to beneficially own the 6,396,598 shares held by Tang Capital. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital and Kevin C. Tang.

In the past, Tang Capital has held some of its shares in commingled margin accounts, which extended margin credit to Tang Capital as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts.  The margin accounts may have from time to time had debit balances. Since other securities were held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.  As of the date of this Proxy Statement no shares of Common Stock are held in margin accounts or otherwise pledged as security.

Tang Capital Management, LLC is the general partner of Tang Capital.  Kevin C. Tang is the Managing Director of Tang Capital Management, LLC.  Andrew D. Levin, M.D., Ph.D. is a Principal at Tang Capital Management LLC.

Tang Capital is primarily engaged in the business of investing. The principal business of Tang Capital Management, LLC is acting as general partner of Tang Capital.

Because Tang Capital Management, LLC and Kevin C. Tang may directly or indirectly exercise control over Tang Capital, they may be deemed to beneficially own the shares held by Tang Capital and, together with Tang Capital, also may be deemed to be participants in the solicitation of GOLD proxies for the Annual Meeting.

The principal executive office of Tang Capital, Tang Capital Management, LLC and Kevin C. Tang is 4401 Eastgate Mall, San Diego, California 92121.

The foregoing percentages were calculated based on the 31,719,442 shares of Common Stock outstanding as of March 10, 2009, as reflected in the 2008 10-K.

For information regarding purchases and sales of securities of Penwest during the past two years by Tang Capital and its affiliates, see the information below under the heading “The Participants’ Transactions in the Company’s Securities”.

Perceptive and its Affiliates

Perceptive may be deemed to be a participant in this solicitation. As of the Record Date and April •, 2009, the approximate date on which this Proxy Statement and the GOLD proxy card are being mailed to shareholders, Perceptive is the owner of 6,476,446 shares of Common Stock, which represents approximately 20.4% of the Common Stock issued and outstanding and 1,850,000 shares of which are held of record by Perceptive. In addition, the Reporting Persons hold a warrant, acquired from the Issuer in March 2008, to purchase 925,000 shares of Common Stock at an exercise price of $3.62 per share, which warrant expires March 11, 2013.  Pursuant to a provision of such warrant, such warrant is not currently exercisable due to the Reporting Persons’ beneficial ownership exceeding certain thresholds and is therefore not included in beneficial ownership amounts herein.

Perceptive Advisors LLC is the investment manager of Perceptive.  Joseph Edelman is the Managing Member of Perceptive Advisors LLC.

In the past, Perceptive has held some of its shares in commingled margin accounts, which extended margin credit to Perceptive as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts.  The margin accounts may have from time to time had debit balances. Since other securities were held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.  As of the date of this Proxy Statement no shares of Common Stock are held in margin accounts or otherwise pledged as security.

Perceptive is primarily engaged in the business of investing. The principal business of Perceptive Advisors LLC is acting as the investment manager of Perceptive.

Because Perceptive Advisors LLC and Joseph Edelman may directly or indirectly exercise control over Perceptive, they may be deemed to beneficially own the shares held by Perceptive and, together with Perceptive, also may be deemed to be participants in the solicitation of GOLD proxies for the Annual Meeting.

The principal executive office of Perceptive, Perceptive Advisors LLC and Joseph Edelman is 499 Park Avenue, 25th Floor, New York, New York 10022.

The foregoing percentages were calculated based on the 31,719,442 shares of Common Stock outstanding as of March 10, 2009, as reflected in the 2008 10-K.

 For information regarding purchases and sales of securities of Penwest during the past two years by Perceptive and its affiliates, see the information below under the heading “The Participants’ Transactions in the Company’s Securities”.

Other Participants in the Solicitation

As Nominees, Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. are also considered participants in this solicitation. Additional information concerning these individuals is set forth below.

Kevin C. Tang
The principal occupation of Mr. Tang is acting as the Managing Director of Tang Capital Management, LLC, the general partner of Tang Capital.  Mr. Tang’s business address is c/o Tang Capital Management LLC, 4401 Eastgate Mall, San Diego, California 92121.

Kevin C. Tang is the beneficial owner of 6,695,598 shares of Common Stock (21.1% of the Common Stock issued and outstanding), comprising 6,396,598 shares beneficially owned by Tang Capital, 147,500 shares beneficially owned by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 77,500 shares beneficially owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 37,500 shares beneficially owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), and 36,500 shares beneficially owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

In the past, Tang Capital has held some of its shares in commingled margin accounts, which extended margin credit to Tang Capital as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts.  The margin accounts may have from time to time had debit balances. Since other securities were held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.  As of the date of this Proxy Statement no shares of Common Stock are held in margin accounts or otherwise pledged as security.

The foregoing percentages were calculated based on the 31,719,442 shares of Common Stock outstanding as of March 10, 2009, as reflected in the 2008 10-K.

 For information regarding purchases and sales of securities of Penwest during the past two years by Mr. Tang and his affiliates, see the information below under the heading “The Participants’ Transactions in the Company’s Securities”.

Joseph Edelman
 The principal occupation of Mr. Edelman is acting as the Managing Member of Perceptive Advisors LLC, the investment manager to Perceptive.   Mr. Edelman’s business address is c/o Perceptive Advisors LLC, 499 Park Avenue, 25th Floor, New York, New York 10022.

Joseph Edelman is the beneficial owner of 6,476,446 shares of the Common Stock beneficially owned by Perceptive (20.4% of the Common Stock issued and outstanding) and a warrant to purchase 925,000 shares of Common Stock, which is not currently exercisable, owned by Perceptive. Mr. Edelmen disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

In the past, Perceptive has held some of its shares in commingled margin accounts, which extended margin credit to Perceptive as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts.  The margin accounts may have from time to time had debit balances. Since other securities were held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.  As of the date of this Proxy Statement no shares of Common Stock are held in margin accounts or otherwise pledged as security.

The foregoing percentages were calculated based on the 31,719,442 shares of Common Stock outstanding as of March 10, 2009, as reflected in the 2008 10-K.

For information regarding purchases and sales of securities of Penwest during the past two years by Mr. Edelman and his affiliates, see the information below under the heading “The Participants’ Transactions in the Company’s Securities”.

Andrew D. Levin, M.D., Ph.D.
The principal occupation of Dr. Levin is as a Principal at Tang Capital Management, LLC.  Dr. Levin’s business address is c/o Tang Capital Management LLC, 4401 Eastgate Mall, San Diego, California 92121.

Dr. Levin does not beneficially own any Common Stock.  Pursuant to his employment by Tang Capital Management, LLC, Dr. Levin is a participant in a deferred compensation plan, and the value of his plan account is indexed to the performance of the Tang Capital, which includes Common Stock.

Additional Information Concerning Participants and their Associates

Tang Capital and Perceptive reserve the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

          SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

With the exception of the items listed below, all reports which were required to be filed pursuant to Section 16(a) of the Securities Exchange Act by the Participants and which were furnished to the Company during the fiscal year ended December 31, 2008 were filed on a timely basis.

The Forms 4 filed by Perceptive on the following dates were not timely filed with the SEC: the Forms 4 filed on February 5, 2008, February 19, 2008, February 22, 2008, March 10, 2008, March 20, 2008, April 1, 2008, May 12, 2008, May 20, 2008, July 17, 2008, October 23, 2008, November 6, 2008, January 6, 2009, January 12, 2009, January 28, 2009, March 3, 2009 and March 31 , 2009.

THE PARTICIPANTS’ TRANSACTIONS IN THE COMPANY’S SECURITIES

Set forth below are the dates and amounts of purchases and sales of shares of the Company’s Common Stock within the last two years by Tang Capital and its affiliates.  Except as set forth below, neither Tang Capital or any of its affiliates have purchased or sold securities of the Company in the last two years.

Entity	Transaction	Security	Trade Date	Shares
Tang Capital Partners, LP	Purchase	Common Stock	5/15/2008	49,100
Tang Capital Partners, LP	Purchase	Common Stock	5/16/2008	85,400
Tang Capital Partners, LP	Purchase	Common Stock	5/19/2008	85,846
Tang Capital Partners, LP	Purchase	Common Stock	5/20/2008	76,143
Tang Capital Partners, LP	Sale	Common Stock	5/23/2008	(21,760)
Tang Capital Partners, LP	Sale	Common Stock	5/27/2008	(3,960)
Tang Capital Partners, LP	Sale	Common Stock	5/28/2008	(20,000)
Tang Capital Partners, LP	Sale	Common Stock	5/29/2008	(24,280)
Tang Capital Partners, LP	Sale	Common Stock	6/3/2008	(20,000)
Tang Capital Partners, LP	Sale	Common Stock	6/10/2008	(20,800)
Tang Capital Partners, LP	Sale	Common Stock	6/11/2008	(58,898)
Tang Capital Partners, LP	Sale	Common Stock	6/12/2008	(14,487)
Tang Capital Partners, LP	Purchase	Common Stock	6/18/2008	87,511

Tang Capital Partners, LP	Purchase	Common Stock	6/19/2008	16,000
Tang Capital Partners, LP	Sale	Common Stock	6/27/2008	(5,000)
Tang Capital Partners, LP	Purchase	Common Stock	6/30/2008	11,062
Tang Capital Partners, LP	Purchase	Common Stock	7/1/2008	38,938
Tang Capital Partners, LP	Sale	Common Stock	7/7/2008	(45,000)
Tang Capital Partners, LP	Sale	Common Stock	7/9/2008	(300)
Tang Capital Partners, LP	Sale	Common Stock	7/17/2008	(40,500)
Tang Capital Partners, LP	Sale	Common Stock	7/18/2008	(75,015)
Tang Capital Partners, LP	Sale	Common Stock	8/1/2008	(75,000)
Tang Capital Partners, LP	Sale	Common Stock	8/5/2008	(25,000)
Tang Capital Partners, LP	Purchase	Common Stock	9/26/2008	55,361
Tang Capital Partners, LP	Purchase	Common Stock	9/29/2008	34,369
Tang Capital Partners, LP	Purchase	Common Stock	10/6/2008	10,000
Tang Capital Partners, LP	Purchase	Common Stock	10/6/2008	6,477
Tang Capital Partners, LP	Purchase	Common Stock	10/7/2008	115,823
Tang Capital Partners, LP	Purchase	Common Stock	10/8/2008	401,614
Tang Capital Partners, LP	Purchase	Common Stock	10/8/2008	12,453
Tang Capital Partners, LP	Purchase	Common Stock	10/9/2008	16,920
Tang Capital Partners, LP	Purchase	Common Stock	10/10/2008	108,080
Tang Capital Partners, LP	Purchase	Common Stock	10/20/2008	2,122
Tang Capital Partners, LP	Purchase	Common Stock	10/21/2008	7,023
Tang Capital Partners, LP	Purchase	Common Stock	10/22/2008	35,456
Tang Capital Partners, LP	Purchase	Common Stock	10/27/2008	13,644
Tang Capital Partners, LP	Purchase	Common Stock	10/28/2008	26,755
Tang Capital Partners, LP	Purchase	Common Stock	10/29/2008	14,441
Tang Capital Partners, LP	Purchase	Common Stock	10/30/2008	17,500
Tang Capital Partners, LP	Purchase	Common Stock	10/31/2008	27,424
Tang Capital Partners, LP	Purchase	Common Stock	11/3/2008	10,390
Tang Capital Partners, LP	Purchase	Common Stock	11/4/2008	1,000
Tang Capital Partners, LP	Purchase	Common Stock	11/6/2008	147,200
Tang Capital Partners, LP	Purchase	Common Stock	11/7/2008	230,717
Tang Capital Partners, LP	Purchase	Common Stock	11/10/2008	151,992
Tang Capital Partners, LP	Sale	Common Stock	11/10/2008	(7,672)
Tang Capital Partners, LP	Purchase	Common Stock	11/10/2008	709,000
Tang Capital Partners, LP	Purchase	Common Stock	11/12/2008	179,435
Tang Capital Partners, LP	Purchase	Common Stock	11/14/2008	830,000
Tang Capital Partners, LP	Purchase	Common Stock	11/14/2008	7,672
Tang Family Trust	Purchase	Common Stock	12/31/2008	147,500
Tang Advisors, LLC Profit Sharing Plan	Purchase	Common Stock	12/31/2008	77,500
Chang L. Kong	Purchase	Common Stock	12/31/2008	37,500
Chung W. Kong	Purchase	Common Stock	12/31/2008	36,500
Tang Capital Partners, LP	Purchase	Common Stock	12/31/2008	661,000
Tang Capital Partners, LP	Purchase	Common Stock	1/9/2009	1,015,000
Tang Capital Partners, LP	Purchase	Common Stock	2/17/2009	665,000
Tang Capital Partners, LP	Purchase	Common Stock	2/19/2009	45,000

Tang Capital Partners, LP	Purchase	Common Stock	2/23/2009	24,140
Tang Capital Partners, LP	Purchase	Common Stock	2/24/2009	1,300
Tang Capital Partners, LP	Purchase	Common Stock	2/25/2009	69,200
Tang Capital Partners, LP	Purchase	Common Stock	3/5/2009	85,000
Tang Capital Partners, LP	Purchase	Common Stock	3/6/2009	101,500
Tang Capital Partners, LP	Purchase	Common Stock	3/6/2009	207,800
Tang Capital Partners, LP	Purchase	Common Stock	3/9/2009	296,362
Tang Capital Partners, LP	Purchase	Common Stock	3/10/2009	35,000
Tang Capital Partners, LP	Purchase	Common Stock	3/11/2009	4,100
Tang Capital Partners, LP	Purchase	Common Stock	3/11/2009	21,000

Set forth below are the dates and amounts of purchases and sales of shares of the Company’s Common Stock, as well as Company options and derivatives, within the last two years by Perceptive and its affiliates.  Except as set forth below, Perceptive and its affiliates have not purchased or sold securities of the Company in the last two years.

Entity	Transaction	Security	Trade Date	Shares/Contracts/ Number of Warrants
Perceptive Life Sciences Master Fund Ltd.	Close Contract	June 2008 $15.00 Call Option	4/26/2007	353
Managed Account	Close Contract	June 2008 $15.00 Call Option	4/26/2007	19
Managed Account	Purchase	Common Stock	4/27/2007	1,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	4/27/2007	19,000
Managed Account	Purchase	Common Stock	6/1/2007	108
Managed Account	Purchase	Common Stock	7/18/2007	6,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/18/2007	94,000
Managed Account	Purchase	Common Stock	7/19/2007	600
Managed Account	Purchase	Common Stock	7/19/2007	9,300
Managed Account	Purchase	Common Stock	7/19/2007	12,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/19/2007	9,400
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/19/2007	145,700
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/19/2007	188,000
Managed Account	Purchase	Common Stock	7/20/2007	14,700
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/20/2007	230,300
Managed Account	Sale	Common Stock	7/23/2007	(2,130)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	7/23/2007	(33,370)
Managed Account	Purchase	Common Stock	7/27/2007	3,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/27/2007	47,000
Managed Account	Purchase	Common Stock	7/31/2007	600
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	7/31/2007	9,400
Perceptive Life Sciences Master Fund Ltd.	Write Contract	September 2007 $12.50 Call Option	8/3/2007	(1,880)
Managed Account	Write Contract	September 2007 $12.50 Call Option	8/3/2007	(120)
Managed Account	Purchase	Common Stock	8/9/2007	1,200
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	8/9/2007	18,800
Perceptive Life Sciences Master Fund Ltd.	Write Contract	January 2009 $15.00 Call Option	8/14/2007	(414)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	January 2009 $15.00 Call Option	8/14/2007	(940)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $15.00 Call Option	8/14/2007	(409)
Managed Account	Write Contract	January 2009 $15.00 Call Option	8/14/2007	(60)
Managed Account	Write Contract	December 2007 $15.00 Call Option	8/14/2007	(26)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	September 2007 $12.50 Call Option	8/24/2007	(940)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	September 2007 $12.50 Put Option	8/24/2007	(1,880)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	October 2007 $12.50 Put Option	8/24/2007	(1,880)
Managed Account	Write Contract	September 2007 $12.50 Call Option	8/24/2007	(60)
Managed Account	Write Contract	September 2007 $12.50 Put Option	8/24/2007	(120)
Managed Account	Write Contract	October 2007 $12.50 Put Option	8/24/2007	(120)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $15.00 Call Option	8/27/2007	235
Managed Account	Close Contract	September 2007 $15.00 Call Option	8/27/2007	15
Perceptive Life Sciences Master Fund Ltd.	Purchase	September 2007 $15.00 Call Option	8/28/2007	705
Managed Account	Purchase	September 2007 $15.00 Call Option	8/28/2007	45
Managed Account	Sale	Common Stock	8/30/2007	(6,000)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	8/30/2007	(94,000)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/10/2007	94
Managed Account	Close Contract	September 2007 $12.50 Call Option	9/10/2007	6

Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/11/2007	517
Managed Account	Close Contract	September 2007 $12.50 Call Option	9/11/2007	33
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/12/2007	537
Managed Account	Close Contract	September 2007 $12.50 Call Option	9/12/2007	34
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/13/2007	1,372
Managed Account	Close Contract	September 2007 $12.50 Call Option	9/13/2007	107
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/14/2007	329
Perceptive Life Sciences Master Fund Ltd.	Sale	September 2007 $12.50 Call Option	9/14/2007	(29)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	September 2007 $12.50 Call Option	9/14/2007	(450)
Managed Account	Close Contract	September 2007 $12.50 Call Option	9/14/2007	21
Managed Account	Sale	September 2007 $12.50 Call Option	9/14/2007	(21)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	September 2007 $12.50 Call Option	9/17/2007	450
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	9/20/2007	9,900
Perceptive Life Sciences Master Fund Ltd.	Assigned	September 2007 $12.50 Put Option	9/20/2007	99
Managed Account	Purchase	Common Stock	9/21/2007	12,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	9/21/2007	178,100
Perceptive Life Sciences Master Fund Ltd.	Assigned	September 2007 $12.50 Put Option	9/21/2007	1,781
Perceptive Life Sciences Master Fund Ltd.	Assigned	September 2007 $15.00 Call Option	9/21/2007	940
Managed Account	Expiration	September 2007 $15.00 Call Option	9/21/2007	60
Managed Account	Assigned	September 2007 $12.50 Put Option	9/21/2007	120
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $15.00 Call Option	9/24/2007	15
Managed Account	Purchase	Common Stock	10/1/2007	1,800
Managed Account	Purchase	Common Stock	10/1/2007	1,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/1/2007	28,200
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/1/2007	28,200
Perceptive Life Sciences Master Fund Ltd.	Close Contract	January 2009 $15.00 Call Option	10/1/2007	1,354
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $15.00 Call Option	10/1/2007	394
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $10.00 Put Option	10/1/2007	(940)
Managed Account	Close Contract	January 2009 $15.00 Call Option	10/1/2007	86
Managed Account	Close Contract	December 2007 $15.00 Call Option	10/1/2007	26
Managed Account	Write Contract	December 2007 $10.00 Put Option	10/1/2007	(60)
Managed Account	Purchase	Common Stock	10/2/2007	1,800
Managed Account	Purchase	Common Stock	10/2/2007	1,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/2/2007	28,200
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/2/2007	28,200
Managed Account	Purchase	Common Stock	10/3/2007	1,200
Managed Account	Purchase	Common Stock	10/3/2007	1,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/3/2007	18,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/3/2007	28,200
Managed Account	Purchase	Common Stock	10/4/2007	1,302
Managed Account	Purchase	Common Stock	10/4/2007	3,000
Managed Account	Purchase	Common Stock	10/4/2007	3,000
Managed Account	Purchase	Common Stock	10/4/2007	21,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/4/2007	20,398
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/4/2007	47,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/4/2007	47,000

Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/4/2007	329,000
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	10/4/2007	(25,000)
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/4/2007	50,000
Perceptive Life Sciences Master Fund Ltd.	Write Contract	October 2008 $10.00 Call Option	10/4/2007	(470)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	November 2007 $10.00 Call Option	10/4/2007	(470)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $12.50 Call Option	10/4/2007	(470)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	January 2009 $10.00 Put Option	10/4/2007	(4,700)
Managed Account	Write Contract	October 2008 $10.00 Call Option	10/4/2007	(30)
Managed Account	Write Contract	November 2007 $10.00 Call Option	10/4/2007	(30)
Managed Account	Write Contract	December 2007 $12.50 Call Option	10/4/2007	(30)
Managed Account	Write Contract	January 2009 $10.00 Put Option	10/4/2007	(300)
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/8/2007	100
Perceptive Life Sciences Master Fund Ltd.	Assigned	October 2007 $12.50 Put Option	10/8/2007	1
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $10.00 Call Option	10/8/2007	(470)
Managed Account	Write Contract	December 2007 $10.00 Call Option	10/8/2007	(30)
Managed Account	Purchase	Common Stock	10/9/2007	11,400
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/9/2007	50,400
Perceptive Life Sciences Master Fund Ltd.	Assigned	October 2007 $12.50 Put Option	10/9/2007	504
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $10.00 Call Option	10/9/2007	(470)
Managed Account	Write Contract	December 2007 $10.00 Call Option	10/9/2007	(30)
Managed Account	Assigned	October 2007 $12.50 Put Option	10/9/2007	114
Perceptive Life Sciences Master Fund Ltd.	Sale	December 2007 $10.00 Call Option	10/10/2007	(470)
Managed Account	Sale	December 2007 $10.00 Call Option	10/10/2007	(30)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	December 2007 $10.00 Call Option	10/11/2007	(94)
Managed Account	Write Contract	December 2007 $10.00 Call Option	10/11/2007	(6)
Managed Account	Purchase	Common Stock	10/16/2007	3,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/16/2007	1,400
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/16/2007	47,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	October 2007 $12.50 Put Option	10/16/2007	14
Perceptive Life Sciences Master Fund Ltd.	Close Contract	October 2008 $10.00 Call Option	10/16/2007	470
Perceptive Life Sciences Master Fund Ltd.	Close Contract	November 2007 $10.00 Call Option	10/16/2007	235
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $12.50 Call Option	10/16/2007	94
Managed Account	Close Contract	October 2008 $10.00 Call Option	10/16/2007	30
Managed Account	Close Contract	November 2007 $10.00 Call Option	10/16/2007	15
Managed Account	Close Contract	December 2007 $12.50 Call Option	10/16/2007	6
Managed Account	Purchase	Common Stock	10/17/2007	6,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/17/2007	94,000
Perceptive Life Sciences Master Fund Ltd.	Close Contract	November 2007 $10.00 Call Option	10/17/2007	235
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	10/17/2007	38
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $12.50 Call Option	10/17/2007	376
Managed Account	Close Contract	November 2007 $10.00 Call Option	10/17/2007	15
Managed Account	Close Contract	December 2007 $10.00 Call Option	10/17/2007	2
Managed Account	Close Contract	December 2007 $12.50 Call Option	10/17/2007	24
Managed Account	Purchase	Common Stock	10/18/2007	8,400
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/18/2007	131,600
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	10/18/2007	94

Managed Account	Close Contract	December 2007 $10.00 Call Option	10/18/2007	6
Managed Account	Purchase	Common Stock	10/19/2007	600
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/19/2007	136,100
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/19/2007	10,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	October 2007 $12.50 Put Option	10/19/2007	1,361
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	10/19/2007	282
Managed Account	Close Contract	December 2007 $10.00 Call Option	10/19/2007	18
Managed Account	Assigned	October 2007 $12.50 Put Option	10/19/2007	6
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	10/22/2007	94
Managed Account	Close Contract	December 2007 $10.00 Call Option	10/22/2007	6
Managed Account	Sale	Common Stock	10/23/2007	(900)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	10/23/2007	(14,100)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	10/23/2007	85
Managed Account	Close Contract	December 2007 $10.00 Call Option	10/23/2007	5
Managed Account	Sale	Common Stock	11/1/2007	(4,500)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	11/1/2007	(70,500)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	11/1/2007	(20,500)
Managed Account	Sale	Common Stock	11/2/2007	(12,000)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	11/2/2007	(188,000)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	11/2/2007	94
Managed Account	Close Contract	December 2007 $10.00 Call Option	11/2/2007	6
Managed Account	Sale	Common Stock	11/5/2007	(8,538)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	11/5/2007	(133,762)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	11/5/2007	278
Managed Account	Close Contract	December 2007 $10.00 Call Option	11/5/2007	17
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/6/2007	5,000
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	11/6/2007	235
Managed Account	Close Contract	December 2007 $10.00 Call Option	11/6/2007	15
Managed Account	Purchase	Common Stock	11/7/2007	300
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/7/2007	4,700
Perceptive Life Sciences Master Fund Ltd.	Close Contract	December 2007 $10.00 Call Option	11/7/2007	304
Managed Account	Close Contract	December 2007 $10.00 Call Option	11/7/2007	21
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/9/2007	10,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/12/2007	12,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/12/2007	5,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/12/2007	125
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/13/2007	6,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/13/2007	15,698
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/13/2007	68
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/14/2007	2,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/14/2007	10,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	11/14/2007	20
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/19/2007	17,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/19/2007	35,100
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/19/2007	175
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	11/19/2007	351

Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/20/2007	5,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	11/20/2007	50
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/26/2007	2,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/26/2007	5,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/26/2007	25
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	11/26/2007	50
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/27/2007	5,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/27/2007	50
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	11/30/2007	2,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	11/30/2007	20
Managed Account	Purchase	Common Stock	12/3/2007	1,700
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/3/2007	1,600
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/3/2007	2,800
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	12/3/2007	28
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	12/3/2007	16
Managed Account	Assigned	December 2007 $10.00 Put Option	12/3/2007	17
Perceptive Life Sciences Master Fund Ltd.	Write Contract	March 2009 $5.00 Put Option	12/6/2007	(4,700)
Managed Account	Write Contract	March 2009 $5.00 Put Option	12/6/2007	(300)
Managed Account	Purchase	Common Stock	12/7/2007	6,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/7/2007	94,000
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	12/11/2007	(20,000)
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/14/2007	2,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/14/2007	15,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	12/14/2007	25
Managed Account	Purchase	Common Stock	12/17/2007	3,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/17/2007	2,900
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/17/2007	47,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/17/2007	10,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	12/17/2007	29
Managed Account	Purchase	Common Stock	12/18/2007	6,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/18/2007	94,000
Managed Account	Purchase	Common Stock	12/19/2007	3,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/19/2007	47,000
Managed Account	Purchase	Common Stock	12/20/2007	3,000
Managed Account	Purchase	Common Stock	12/20/2007	6,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/20/2007	47,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/20/2007	94,000
Managed Account	Purchase	Common Stock	12/21/2007	4,300
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/21/2007	3,400
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/21/2007	42,400
Perceptive Life Sciences Master Fund Ltd.	Assigned	December 2007 $10.00 Put Option	12/21/2007	424
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	12/21/2007	34
Managed Account	Assigned	December 2007 $10.00 Put Option	12/21/2007	43
Managed Account	Purchase	Common Stock	12/24/2007	1,200
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/24/2007	18,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/26/2007	31,700

Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	12/26/2007	317
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/27/2007	27,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $10.00 Put Option	12/27/2007	275
Managed Account	Sale	Common Stock	12/28/2007	(1,800)
Perceptive Life Sciences Master Fund Ltd.	Sale	Common Stock	12/28/2007	(28,200)
Perceptive Life Sciences Master Fund Ltd.	Close Contract	January 2009 $10.00 Put Option	12/28/2007	3,286
Perceptive Life Sciences Master Fund Ltd.	Write Contract	March 2009 $7.50 Put Option	12/28/2007	(3,760)
Managed Account	Close Contract	January 2009 $10.00 Put Option	12/28/2007	300
Managed Account	Write Contract	March 2009 $7.50 Put Option	12/28/2007	(240)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	March 2009 $5.00 Put Option	1/8/2008	(9,400)
Managed Account	Write Contract	March 2009 $5.00 Put Option	1/8/2008	(600)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	January 2009 $5.00 Put Option	1/10/2008	(614)
Managed Account	Write Contract	January 2009 $5.00 Put Option	1/10/2008	(39)
Perceptive Life Sciences Master Fund Ltd.	Write Contract	June 2009 $5.00 Put Option	1/17/2008	(940)
Managed Account	Write Contract	June 2009 $5.00 Put Option	1/17/2008	(60)
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/23/2008	53,600
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	1/23/2008	536
Perceptive Life Sciences Master Fund Ltd.	Write Contract	June 2009 $5.00 Put Option	1/23/2008	(200)
Managed Account	Purchase	Common Stock	1/29/2008	7,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/29/2008	117,500
Perceptive Life Sciences Master Fund Ltd.	Sale	June 2009 $5.00 Put Option	1/29/2008	(100)
Managed Account	Purchase	Common Stock	1/30/2008	10,200
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/30/2008	159,800
Managed Account	Purchase	Common Stock	1/31/2008	9,600
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/31/2008	150,400
Managed Account	Purchase	Common Stock	2/1/2008	2,520
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	2/1/2008	39,480
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	2/12/2008	5,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	2/19/2008	1,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	2/19/2008	15
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	2/20/2008	600
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	2/20/2008	6
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/4/2008	13,600
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/4/2008	136
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/5/2008	52,100
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/5/2008	521
Managed Account	Purchase	Common Stock	3/10/2008	24,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/10/2008	10,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/10/2008	307,700
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/10/2008	105
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	3/10/2008	3,077
Managed Account	Assigned	March 2009 $7.50 Put Option	3/10/2008	240
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/11/2008	87,900
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/11/2008	1,850,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock Warrant (Expires 3/11/2013 - Strike $3.62)	3/11/2008	925,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/11/2008	879

Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/12/2008	7,400
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/12/2008	74
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/18/2008	800
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	3/18/2008	8
Managed Account	Purchase	Common Stock	3/20/2008	90,000
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/20/2008	11,800
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	3/20/2008	1,238,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $5.00 Put Option	3/20/2008	12,385
Perceptive Life Sciences Master Fund Ltd.	Assigned	March 2009 $7.50 Put Option	3/20/2008	118
Managed Account	Assigned	March 2009 $5.00 Put Option	3/20/2008	900
Managed Account	Close Contract	June 2009 $5.00 Put Option	3/28/2008	9
Managed Account	Close Contract	January 2009 $5.00 Put Option	3/28/2008	6
Managed Account	Close Contract	June 2009 $5.00 Put Option	4/11/2008	16
Managed Account	Close Contract	January 2009 $5.00 Put Option	4/11/2008	10
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	5/6/2008	2,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	June 2009 $5.00 Put Option	5/6/2008	25
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	5/14/2008	2,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	June 2009 $5.00 Put Option	5/14/2008	25
Managed Account	Purchase	Common Stock	6/20/2008	3,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	6/20/2008	91,500
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	6/20/2008	27,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	June 2009 $5.00 Put Option	6/20/2008	915
Perceptive Life Sciences Master Fund Ltd.	Assigned	June 2009 $5.00 Put Option	6/20/2008	275
Managed Account	Assigned	June 2009 $5.00 Put Option	6/20/2008	35
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	9/26/2008	4,500
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $5.00 Put Option	9/26/2008	45
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/14/2008	300
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $5.00 Put Option	10/14/2008	3
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	10/24/2008	3,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $5.00 Put Option	10/24/2008	30
Managed Account	Purchase	Common Stock	12/29/2008	2,300
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	12/29/2008	4,700
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $5.00 Put Option	12/29/2008	47
Managed Account	Assigned	January 2009 $5.00 Put Option	12/29/2008	23
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/5/2009	25,000
Perceptive Life Sciences Master Fund Ltd.	Assigned	January 2009 $5.00 Put Option	1/5/2009	250
Perceptive Life Sciences Master Fund Ltd.	Purchase	Common Stock	1/16/2009	23,900
Managed Account	Other*	Common Stock	1/30/2009	(2,300)
Managed Account	Other*	Common Stock	3/ 6 /2009	(274,362)

* These transactions reflect the termination of the investment discretion of Perceptive Advisors LLC over the managed account.  As a result of this termination, neither Perceptive Advisors LLC, nor Mr. Joseph Edelman has voting or dispositive power, or investment discretion over these shares.

PRELIMINARY COPY — SUBJECT TO COMPLETION
[FORM OF PROXY CARD]
PROXY FOR THE ANNUAL MEETING
OF SHAREHOLDERS OF
PENWEST PHARMACEUTICALS CO.
TO BE HELD JUNE 10, 2009

SOLICITED ON BEHALF OF TANG CAPITAL PARTNERS, LP,
PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.
AND THE NOMINEES LISTED BELOW.

           The undersigned hereby appoints and constitutes each of Kevin C. Tang and Joseph Edelman (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of Penwest Pharmaceuticals Co. (the “Company”) to be held on June 10, 2009, at  •  (local time) at  • , and at any adjournments, postponements or continuations thereof, to vote all shares of common stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting, including to vote for the election of a substitute nominee for director as such person or persons may select in the event a nominee becomes unable or is unwilling to serve as director or for one or more additional nominees for director as such person or persons may select in the event the number of directors to be elected at the meeting is increased.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL CAUSE YOUR SHARES TO BE VOTED AS YOU DIRECT. IF YOU RETURN THIS PROXY, PROPERLY EXECUTED, WITHOUT SPECIFYING A CHOICE, YOUR SHARES WILL BE VOTED “FOR” ALL NOMINEES LISTED IN PROPOSAL 1 AND “FOR” THE SHAREHOLDER RESOLUTIONS INCLUDED AS PROPOSALS 2, 3 AND 4 AND YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO “ABSTAIN” FROM VOTING WITH RESPECT TO PROPOSAL 5.

               This proxy is valid for one meeting only and will be valid until the sooner of one year from the date indicated on the reverse side hereof or the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

PRELIMINARY COPY

☑  PLEASE MARK YOUR VOTE AS IN THIS EXAMPLE

PROPOSAL 1: To elect Kevin C. Tang, Joseph Edelman and Andrew D. Levin, M.D., Ph.D. (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company until the 2012 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

NOMINEES: - Kevin C. Tang - Jospeh Edelman - Andrew D. Levin, M.D., Ph.D.	FOR ALL NOMINEES ☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES ☐	FOR ALL NOMINEES EXCEPT THOSE NOMINEES WRITTEN BELOW ☐

Tang Capital and Perceptive intend to use this proxy to vote FOR Messrs. Tang, Edelman and Levin. Tang Capital and Perceptive are NOT seeking authority to vote with respect to any of the individuals nominated by the Company (the “Management Nominees”) and WILL NOT exercise any such authority. You should refer to the Penwest Proxy Statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Management Nominees.
NOTE: If you do not wish for your shares to be voted “FOR” a particular Nominee, mark the “FOR ALL NOMINEES EXCEPT THOSE NOMINEES WRITTEN BELOW” box and write the name(s) of the Nominee(s) you do not support on the line below such box. Your shares will be voted for the remaining Nominee(s).

TANG CAPITAL AND PERCEPTIVE URGE YOU TO VOTE “FOR”
 THE ELECTION OF THE  NOMINEES, MESSRS. TANG, EDELMAN AND LEVIN, TO THE BOARD OF DIRECTORS OF THE COMPANY.

PROPOSAL 2: To approve the following shareholder resolution:

Now, Therefore, Be It Resolved, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the “Company”), the shareholders of the Company hereby amend and restate Section 2.1 of the Company’s bylaws in its entirety to read as follows:

“SECTION 2.1.  ANNUAL MEETING.  An annual meeting of shareholders shall be held for the purpose of electing directors and for the transaction of such other business as may come before the meeting.  Notwithstanding anything in these Bylaws to the contrary, with respect to each annual meeting of shareholders held after calendar year 2009, each such annual meeting shall be held on April 30th or, if April 30th is not a business day, on the first business day following April 30th.  The hour of each annual meeting shall be determined by the board of directors.

This Section 2.1 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon.  The Board of Directors may not take any independent action to amend or repeal this Section 2.1 and any attempt by the Board of Directors to amend or repeal this Section 2.1 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be deemed invalid.”

FOR ☐	AGAINST ☐	ABSTAIN ☐

Tang Capital and Perceptive intend to use this proxy to vote FOR approving the resolution set forth above.

TANG CAPITAL AND PERCEPTIVE URGE YOU TO VOTE “FOR” PROPOSAL 2.

PROPOSAL 3: To approve the following shareholder resolution:

Now, Therefore, Be It Resolved, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the “Company”), the shareholders of the Company hereby amend the Company’s bylaws to insert the following provision in Article III:

“SECTION 3.15.  SUPERMAJORITY BOARD APPROVAL.  Notwithstanding anything in these Bylaws to the contrary (including, without limitation, Section 3.6 of these Bylaws), but subject to any provision of the corporation’s Articles of Incorporation and any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, until the date of the first annual meeting of shareholders following the declassification of the board of directors, such that every member of the board of directors is subject to election at the annual meeting of shareholders, the board of directors shall not take any of the following actions, and shall not delegate to any officer, employee or agent of the corporation the authority to take any such actions, without the approval of 75% or more of the directors then in office, unless such action has been approved by the vote of shareholders holding at least a majority of the outstanding shares entitled to vote thereon:

(a)           Authorizing, issuing, selling or transferring, or amending the terms of, any securities of the corporation or any subsidiary of the corporation (including, without limitation, any class or series of capital stock of the corporation or any right, warrant or option to purchase any such stock) other than taking action to redeem, revoke or otherwise terminate a shareholder rights plan or similar arrangement (a “poison pill”);

(b)           Increasing the size of the board of directors to a number greater than nine directors;

(c)           Authorizing or approving the annual budget of the corporation or any changes thereto;

(d)           Initiating research and development activities pertaining to any new or existing programs of the corporation involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000 or entering into any other contract or agreement involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000;

(e)           Hiring any officer of the corporation or any employee who, following such employee’s retention, would be one of the ten employees who receives the greatest amount of annual salary paid by the corporation;

(f)           Entering into or agreeing to any severance, separation, change in control or similar agreements with employees or directors of the Company, or amending the same; or

(g)           Engaging in, or agreeing or committing to engage in, any action or transaction involving the acquisition, transfer, encumbrance, pledge, loan or other disposition, directly or indirectly, of any assets of the corporation or any interest therein with a value in excess of $500,000 (or a series of related transactions that, in the aggregate, have a value in excess of such amount), other than actions or transactions in the ordinary course of business; or

(h)           Authorizing or approving any changes to director compensation.

Notwithstanding anything to the contrary in these Bylaws (including, without limitation, Section 3.10 of these Bylaws) or any committee charter or resolution adopted by the Board of Directors prior to adoption of this Section 3.15, but subject to any requirement of the corporation’s Articles of Incorporation or any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, no committee of the board of directors shall exercise the power and authority of the board of directors with respect to any action that requires the supermajority approval of the directors in accordance with this Section 3.15.  The foregoing provisions of this Section 3.15 will not affect the validity of any agreement between the corporation and any other party or parties if such agreement was approved by the corporation prior to the adoption of this Section 3.15.

This Section 3.15 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon.  The board of directors may not take any independent action to amend or repeal this Section 3.15 and any attempt by the board of directors to amend or repeal this Section 3.15 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be invalid.”

FOR ☐	AGAINST ☐	ABSTAIN ☐

Tang Capital and Perceptive intend to use this proxy to vote FOR approving the resolution set forth above.

TANG CAPITAL AND PERCEPTIVE URGE YOU TO VOTE “FOR” PROPOSAL 3.

PROPOSAL 4: To approve the following shareholder resolution:

Now, Therefore, Be It Resolved, that the shareholders of the Company hereby request that the Board of Directors of the Company take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company’s operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Tang Capital and Perceptive intend to use this proxy to vote FOR approving the resolution set forth above.

TANG CAPITAL AND PERCEPTIVE URGE YOU TO VOTE “FOR” PROPOSAL 4.

PROPOSAL 5: To ratify the appointment of Ernst & Young LLP as independent public accountants of the Company for the fiscal year ending December 31, 2009:

FOR ☐	AGAINST ☐	ABSTAIN ☐

TANG CAPITAL AND PERCEPTIVE TAKE NO POSITION ON PROPOSAL 5.

Dated: ______________
(Signature)

(Signature, if held jointly)

(Title, if any)

IF SHARES ARE HELD JOINTLY, ALL OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS THE NAME APPEARS ON THIS PROXY.